Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune technologies & Bioressources inc.

Three-month periods ended May 31, 2016 and 2015

neptune technologies & bioressources inc.

Consolidated Interim Financial Statements

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

Financial Statements

Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Loss	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

neptune technologies & bioressources inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at May 31, 2016 and February 29, 2016

	May 31,	February 29,
	2016	2016
Assets

Current assets:
Cash	$5,276,555	$5,472,927
Short-term investments	6,280,580	7,527,115
Trade and other receivables	7,840,062	10,079,073
Tax credits receivable	809,948	785,266
Prepaid expenses	1,353,209	1,091,374
Inventories (note 4)	16,790,343	18,119,480
	38,350,697	43,075,235

Restricted short-term investments (note 7)	3,000,432	3,000,449
Property, plant and equipment (note 5)	45,472,339	45,547,665
Intangible assets (note 6)	6,641,227	6,825,156
Goodwill	6,816,139	6,816,139
Other investment	98,248	174,479
Tax credits recoverable	152,464	152,464
Deferred tax assets	162,301	453,980
Total assets	$100,693,847	$106,045,567

Liabilities and Equity

Current liabilities:
Trade and other payables	$6,715,978	$9,817,787
Loans and borrowings (note 7)	6,710,457	7,527,359
Deferred revenues	470,670	741,079
Income taxes payable	301,287	301,287
	14,198,392	18,387,512

Deferred lease inducements	375,920	390,759
Loans and borrowings (note 7)	22,453,348	20,154,023
Derivative hedging financial instrument	21,286	37,049
Derivative warrant liability (note 15)	119,657	151,343
Total liabilities	37,168,603	39,120,686

Equity:
Share capital	127,201,343	127,201,343
Warrants (note 8)	648,820	648,820
Contributed surplus	30,598,014	29,871,114
Accumulated other comprehensive loss	(409,683)	(352,396)
Deficit	(106,080,524)	(103,923,751)
Total equity attributable to equity holders of the Corporation	51,957,970	53,445,130

Non-controlling interest (note 9)	6,263,850	7,931,269
Subsidiary warrants and options (note 9)	5,303,424	5,548,482
Total equity attributable to non-controlling interest	11,567,274	13,479,751
Total equity	63,525,244	66,924,881

Commitments and contingencies (note 14)
Total liabilities and equity	$100,693,847	$106,045,567

See accompanying notes to unaudited consolidated interim financial statements.

1

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

	May 31,	May 31,
	2016	2015

Revenue from sales	$11,129,949	$2,318,056
Royalty revenues	127,456	386,482
Total revenues	11,257,405	2,704,538

Cost of sales (note 4)	(7,737,420)	(3,546,933)
Gross margin	3,519,985	(842,395)

Research and development expenses, net of tax credits of $32,771 (2015 - $26,000)	(2,209,908)	(1,720,316)
Selling, general and administrative expenses	(3,756,610)	(3,622,321)
Loss from operating activities	(2,446,533)	(6,185,032)

Finance income	14,728	33,517
Finance costs (note 10)	(1,129,213)	(467,619)
Change in fair value of derivative warrants assets and liabilities (note 15)	28,505	1,653,401
	(1,085,980)	1,219,299
Loss before income taxes	(3,532,513)	(4,965,733)

Income taxes (note 12)	(291,679)	–
Net loss	(3,824,192)	(4,965,733)

Other comprehensive loss (that may be reclassified subsequently to net loss)
Unrealized loss on available-for-sale investment (note 15)	(73,050)	461,360
Net change in unrealized losses on derivatives designated as cash flow hedges	15,763	–
Total other comprehensive loss	(57,287)	461,360

Total comprehensive loss	$(3,881,479)	$(4,504,373)

Net loss attributable to:
Equity holders of the Corporation	$(2,156,773)	$(4,434,008)
Non-controlling interest	(1,667,419)	(531,725)
Net loss	$(3,824,192)	$(4,965,733)

Total comprehensive loss attributable to:
Equity holders of the Corporation	$(2,214,060)	$(3,972,648)
Non-controlling interest	(1,667,419)	(531,725)
Total comprehensive loss	$(3,881,479)	$(4,504,373)

Basic and diluted loss per share	$(0.03)	$(0.06)

Basic and diluted weighted average number of common shares	77,945,548	75,351,141

See accompanying notes to unaudited consolidated interim financial statements.

2

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

	Attributable to equity holders of the Corporation							Attributable to non-controlling interest
					Accumulated
					other			Subsidiary	Non-
	Share capital			Contributed	comprehensive			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	income (loss)	Deficit	Total	and options	interest	Total	equity

Balance, February 29, 2016	77,945,548	$127,201,343	$648,820	$29,871,114	$(352,396)	$(103,923,751)	$53,445,130	$5,548,482	$7,931,269	$13,479,751	$66,924,881

Net loss for the period	–	–	–	–	–	(2,156,773)	(2,156,773)	–	(1,667,419)	(1,667,419)	(3,824,192)
Other comprehensive loss for the period	–	–	–	–	(57,287)	–	(57,287)	–	–	–	(57,287)
Total comprehensive loss for the period	–	–	–	–	(57,287)	(2,156,773)	(2,214,060)	–	(1,667,419)	(1,667,419)	(3,881,479)

Transactions with equity holders, recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 11)	–	–	–	417,502	–	–	417,502	64,340	–	64,340	481,842
Total contributions by and distribution to equity holders	–	–	–	417,502	–	–	417,502	64,340	–	64,340	481,842

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 9 (a)(i))	–	–	–	309,398	–	–	309,398	(309,398)	–	(309,398)	–
Total changes in ownership
Interest in subsidiaries	–	–	–	309,398	–	–	309,398	(309,398)	–	(309,398)	–

Total transactions with equity holders	–	–	–	726,900	–	–	726,900	(245,058)	–	(245,058)	481,842

Balance at May 31, 2016	77,945,548	$127,201,343	$648,820	$30,598,014	$(409,683)	$(106,080,524)	$51,957,970	$5,303,424	$6,263,850	$11,567,274	$63,525,244

See accompanying notes to unaudited consolidated interim financial statements.

3

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

	Attributable to equity holders of the Corporation							Attributable to non-controlling interest
					Accumulated
					other			Subsidiary	Non-
	Share capital			Contributed	comprehensive			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	income (loss)	Deficit	Total	and options	interest	Total	equity

Balance, February 28, 2015	75,351,123	$123,685,960	$648,820	$27,534,682	$(131,250)	$(96,453,762)	$55,284,450	$6,407,269	$11,166,032	$17,573,301	$72,857,751

Net loss for the period	–	–	–	–	–	(4,434,008)	(4,434,008)	–	(531,725)	(531,725)	(4,965,733)
Other comprehensive income for the period	–	–	–	–	461,360	–	461,360	–	–	–	461,360
Total comprehensive income (loss) for the period	–	–	–	–	461,360	(4,434,008)	(3,972,648)	–	(531,725)	(531,725)	(4,504,373)

Transactions with equity holders, recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 11)	–	–	–	292,401	–	–	292,401	124,876	–	124,876	417,277
Exercise of Neptune series 2011-1 warrants	33	535	–	–	–	–	535	–	–	–	535
Total contributions by and distribution to equity holders	33	535	–	292,401	–	–	292,936	124,876	–	124,876	417,812

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti call-options by third parties (note 9 (a)(ii))	–	–	–	(4,663)	–	–	(4,663)	–	23,413	23,413	18,750
Expiry of Acasti options (note 9 (a)(iii))	–	–	–	45,000	–	–	45,000	(45,000)	–	(45,000)	–
Total changes in ownership
Interest in subsidiaries	–	–	–	40,337	–	–	40,337	(45,000)	23,413	(21,587)	18,750

Total transactions with equity holders	33	535	–	332,738	–	–	333,273	79,876	23,413	103,289	436,562

Balance at May 31, 2015	75,351,156	$123,686,495	$648,820	$27,867,420	$330,110	$(100,887,770)	$51,645,075	$6,487,145	$10,657,720	$17,144,865	$68,789,940

See accompanying notes to unaudited consolidated interim financial statements.

4

neptune technologies & bioressources inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

	May 31,	May 31,
	2016	2015

Cash flows used in operating activities:
Net loss for the period	$(3,824,192)	$(4,965,733)
Adjustments:
Depreciation of property, plant and equipment	607,039	571,692
Amortization of intangible assets	186,655	27,777
Amortization of deferred lease inducements	(14,839)	(14,838)
Stock-based compensation	481,842	417,277
Recognition of deferred revenues	(320,371)	(344,766)
Net finance expense (income)	1,085,980	(1,219,299)
Realized foreign exchange gain (loss)	31,195	(38,061)
Income taxes	291,679	–
	(1,475,012)	(5,565,951)
Changes in non-cash operating items (note 13)	302,962	2,610,964
	(1,172,050)	(2,954,987)

Cash flows from investing activities:
Acquisition of an investment in a public company	–	(112,000)
Maturity of short-term investments	9,378,230	3,253,500
Acquisition of short-term investments	(8,362,592)	–
Interest received	12,312	17,095
Acquisition of property, plant and equipment	(604,891)	(526,409)
Acquisition of intangible assets	(2,726)	(7,668)
	420,333	2,624,518

Cash flows from (used in) financing activities:
Variation of the bank line of credit	(360,000)	–
Repayment of loans and borrowings	(2,109,196)	(5,462)
Increase in long-term debt, net of finance costs	3,675,034	–
Interest paid	(533,201)	(226,445)
Proceeds from exercise of call-options, warrants and options	–	535
Proceeds from exercise of subsidiary call-options, warrants and options	–	18,750
	672,637	(212,622)
Foreign exchange loss on cash held in foreign currencies	(117,292)	(21,444)
Net decrease in cash	(196,372)	(564,535)
Cash, beginning of period	5,472,927	4,253,072
Cash, end of period	$5,276,555	$3,688,537

See accompanying notes to unaudited consolidated interim financial statements.

5

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

1.	Reporting entity

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its main subsidiaries, Acasti Pharma Inc. ("Acasti") and Biodroga Nutraceuticals Inc. ("Biodroga"). The Corporation focus on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a nutrition company that develops, manufactures, and globally commercializes marine-derived omega-3 polyunsaturated fatty acids (PUFA’s) from Antarctic krill. More recently, with the acquisition of Biodroga, the Corporation also provides innovative custom-made nutraceutical finished products from marine oils, and various other functional ingredients often in unique delivery forms.

Neptune is also pursuing opportunities in the prescription drug markets, through its subsidiary Acasti. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases.

Management believes that its available cash and short-term investments, available financing, expected gross margin on sales of product, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange additional debt financing. If Acasti does not raise additional funds, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti’s Management has reasonable expectation that they will be able to raise additional funds.

In addition, Acasti is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

Refer to note 2 for the basis of preparation of the consolidated financial statements.

2.	Basis of preparation
(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 29, 2016.

The consolidated interim financial statements were authorized for issue by the Board of Directors on July 11, 2016.

6

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

2.	Basis of preparation (continued):
(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 11);

•	Available for sale financial assets which are measured at fair value (note 15);

•	Derivative hedging financial instrument which is measured at fair value; and

•	Derivative warrant assets and liabilities which are measured at fair value (note 15).

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the consolidated financial statements. These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business (see note 1);

•	Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (see note 14);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 9 (a));

•	Assessing the criteria for recognition of tax assets and investment tax credits (note 12).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 15) and stock-based compensation (note 11);

•	Valuation of inventories (note 4). The Corporation regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories have been subject to degradation, if costs of production exceed net realizable value or if their selling prices or forecasted product demand declines. If actual market conditions are less favourable than previously predicted, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required;

•	Estimating the recoverable amount of non-financial assets;

•	Determining the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business. There’s been no adjustment to preliminary allocation of fair value of the assets acquired and liabilities assumed and to consideration paid in the three-month period ended May 31, 2016.

7

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

2.	Basis of preparation (continued):
(d)	Use of estimates and judgements (continued):

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 29, 2016:

New standards and interpretations not yet adopted:

(i)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on March 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(ii)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on March 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(iii)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on March 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

8

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

4.	Inventories:

	May 31,	February 29,
	2016	2016

Raw materials	$7,546,168	$9,424,542
Work in progress	1,819,681	1,379,803
Finished goods	6,801,300	6,688,353
Supplies and spare parts	623,194	626,782
	$16,790,343	$18,119,480

For the three-month period ended May 31, 2016, the cost of sales of $7,737,420 ($3,546,933 for the three-month period ended May 31, 2015) was comprised of inventory costs of $7,683,322 ($1,813,429 for the three-month period ended May 31, 2015) which consisted of raw materials, consumables and changes in work in progress and finished goods, and other costs of $54,098 ($1,733,504 of other costs and unallocated production overheads for the three-month period ended May 31, 2015).

5.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
February 29, 2016	$228,630	$21,288,096	$23,714,817	$240,782	$75,340	$45,547,665
May 31, 2016	228,630	21,080,539	23,862,840	230,265	70,065	45,472,339

6.	Intangible assets:

	Non-compete	Customer		License
	agreements	relationship	Patents	agreements	Trademarks	Total

Net carrying amounts:
February 29, 2016	$378,000	$4,031,800	$730,293	$1,534,774	$150,289	$6,825,156
May 31, 2016	345,000	3,929,500	705,278	1,508,434	153,015	6,641,227

9

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

7.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	May 31,	February 29,
	2016	2016

Loans and borrowings:
Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, of which $12,500,000 was disbursed as at February 28, 2015, bearing interest at 7% until December 2015 and amended to bear interest at 8% starting January 2016, secured through a first-ranking mortgage on the plant and an additional mortgage on all movable assets, current and future, corporeal and incorporeal, and tangible and intangible, excluding Biodroga, reimbursable in monthly principal payments of $260,415 from January 2016 to December 2019.	$10,818,622	$11,568,240

Loan, bearing interest at prime rate plus 3.25%, secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 and a final payment of $4,464,276 in December 2018. The interest risk of the loan is mitigated by an interest rate swap. Acasti and Neptune have reserved respectively $2,000,000 and $1,000,000 of short-term investments as pledge for the loan. Amounts received are net of transaction costs of $197,789.	6,952,303	7,212,925

Loan, principal amount of 2.1 million GBP ($3,822,000), bearing interest at 12%, secured through a second-ranking mortgage on all assets, current and future, movable and immovable, and corporeal and incorporeal, excluding Biodroga, reimbursable in monthly principal payments of $63,636 over a 33-month period after a 15-month moratorium on principal repayment. Amounts received are net of transaction costs of $146,666.	3,849,964	–

Balance of sale of 3,750,000 due to previous owners of Biodroga. An amount of S1,125,000 bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to December 2018. An amount of $2,625,000 bearing interest at 7% until December 2018, reimbursable in quarterly principal payments of $328,125 from March 2017 to December 2018.	3,562,500	3,750,000

Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000 of which $3,500,000 was disbursed as at February 28, 2015, without collateral or interest, payable in monthly instalments of $58,333, from April 2016 to February 2021. The cash contribution received of $3,500,000 has been initially recorded at its estimated fair value of $2,064,590, using a discount rate of 9%. The difference between amounts received and estimated fair value are recognized as government grants.	2,735,320	2,789,194

Loan bearing interest at 5% payable in the first two quarters of fiscal 2017.	500,000	1,250,000

Bank line of credit amounting to $1,800,000 of which $680,000 is drawn at May 31, 2016, bearing interest at prime rate plus 1%.	680,000	1,040,000

Finance lease liabilities, interest rate from 6.25% to 7.13%, payable in monthly instalments of $2,345, maturing in November 2018 and March 2019.	65,096	71,023

	29,163,805	27,681,382
Less current portion of loans and borrowings	6,710,457	7,527,359
Loans and borrowings	$22,453,348	$20,154,023

10

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

8.	Capital and other components of equity:

(a)	Warrants:

The warrants of the Corporation are composed of the following as at May 31, 2016 and February 29, 2016:

		May 31,		February 29,
		2016		2016

	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (i)	750,000	$648,820	750,000	$648,820
Neptune series 2011-2 warrants (ii)	–	–	1,604	–
Neptune series 2011-3 warrants (iii)	–	–	82,813	–
	750,000	$648,820	834,417	$648,820

(i)	Exercise price of $3.37 and expiring on December 12, 2019.
(ii)	Exercise price of $10.11 and expired on April 12, 2016.
(iii)	Exercise price of $10.37 and expired on April 12, 2016.

9.	Non-controlling interests ("NCI"):

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.

(a)	Acasti:

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis because, among other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that other shareholders exercise their votes collectively. As at May 31, 2016 and February 29, 2016, Neptune owns 47.28% and 47.28%, respectively (35.58% and 36.69% on a fully diluted basis, respectively), of Acasti shares and voting rights.

On October 15, 2015, Acasti consolidated all classes of its capital stock on a 10:1 basis. The exercise price in effect in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities”) increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities also decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities. All Acasti share information for current and comparative periods presented in these consolidated financial statements has been adjusted to give effect to the share consolidation.

During the three-month period ended May 31, 2016, the Corporation’s participation in Acasti changed as follows:

(i)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of $309,398.

During the three-month period ended May 31, 2015, the Corporation’s participation in Acasti changed as follows:

(ii)	Various holders of Acasti call-options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 75,000 Acasti shares from Neptune and cash proceeds in Neptune of $18,750. The impact of these call-options exercised on the non-controlling interest amounts to $23,413.

(iii)	Acasti options expired, which impacted the non-controlling interest for negative amount of $45,000.

11

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

9.	Non-controlling interests ("NCI") (continued):

(b)	Subsidiary options, call-options and warrants:

Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or it subsidiary Acasti:

		May 31,		February 29,
		2016		2016

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 11 (d))	1,196,551	$3,878,509	454,151	$3,904,154
Call-options (note 11 (f))	175,125	1,424,915	292,850	1,644,328
	1,371,676	$5,303,424	747,001	$5,548,482

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		May 31,		February 29,
		2016		2016

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 8 - Public offering warrants 2014 liability classified (592,500 held by Neptune) (i)	18,400,000	$119,657	18,400,000	$151,343
Series 9 - Private placement warrants 2014 (ii)	161,654	–	161,654	–
	18,561,654	$119,657	18,561,654	$151,343

(i)	In order to obtain one share of Acasti at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(ii)	Warrant to acquire one share of Acasti at an exercise price of $13.30, expiring on December 3, 2018.

10.	Finance costs:

	Three-month	Three-month
	period ended	period ended
	May 31,	May 31,
	2016	2015

Interest on loans and borrowings and other finance costs	$(634,856)	$(330,924)
Foreign exchange loss	(494,357)	(136,695)
Finance costs	$(1,129,213)	$(467,619)

12

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

11.	Share-based payment:

Description of the share-based payment arrangements:

At May 31, 2016, the Corporation had the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

(i)	Stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation’s stock-option plan allows the Corporation to issue a number of stock options not exceeding 15% of the number of common shares issued and outstanding at the time of any grant. The total number of stock options issuable to a single holder cannot exceed 5% of the Corporation’s total issued and outstanding common shares at the time of the grant, with the maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at March 1, 2016 and 2015	$2.50	4,242,025	$3.10	8,045,818
Granted	1.63	596,000	–	–
Forfeited	3.29	(219,461)	1.80	(2,500)
Expired	3.21	(167,437)	3.45	(1,675,418)
Options outstanding at May 31, 2016 and 2015	$2.30	4,451,127	$3.00	6,367,900

Exercisable options at May 31, 2016 and 2015	$2.70	2,289,752	$3.27	4,081,961

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

Three-month
period ended
May 31,
2016

Exercise price	$1.63
Share price	$1.63
Dividend	–
Risk-free interest	0.71%
Estimated life	3.50 years
Expected volatility	48.03%

13

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

11.	Share-based payment (continued):

(a)	Corporation stock option plan (continued):

(i)	Stock option plan (continued):

The weighted average fair value of the options granted to employees during the three-month period ended May 31, 2016 is $0.54 (2015 - $0.85). No options were granted to non-employees during the three-month period ended May 31, 2016.

Stock-based compensation recognized under this plan amounted to $208,531 for the three-month period ended May 31, 2016 (2015 -$285,327).

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. A proportion of 1/3 of the total number of options will vest upon every increase of $0.50 in the share market value of the Neptune class A common shares.

The number and weighted average exercise prices of performance options are as follows:

	Weighted
	average
	exercise	Number of
	price	options

Options outstanding at March 1, 2016	$1.55	625,000
Forfeited	1.55	(50,000)
Options outstanding at May 31, 2016	$1.55	575,000

Exercisable options at May 31, 2016	$–	–

Stock-based compensation recognized under this plan amounted to $63,971 for the three-month period ended May 31, 2016 (2015 – nil).

(b)	Corporation Restricted Share Unit (‘’RSUs’’) and Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

There are no RSUs outstanding as at May 31, 2016 (2015 – 26,875) and no stock-based compensation was recognized for the three-month period ended May 31, 2016 (2015 - $7,074).

From the total of the Corporation’s issued DSUs, 160,000 DSUs vest upon achievement of performance conditions with an expiry date of no later than June 30, 2018 and 88,956 DSUs already vested as these DSUs were issued for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

14

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

11.	Share-based payment (continued):

(b)	Corporation Restricted Share Unit (‘’RSUs’’) and Deferred Share Unit (‘’DSUs’’) (continued):

	Weighted
	average
	exercise	Number of
	price	DSU

DSU outstanding at March 1, 2016	$1.72	75,000
Granted	1.63	248,956
DSU outstanding at May 31, 2016	$1.65	323,956

Exercisable DSU at May 31, 2016	$1.67	163,956

The fair value of the DSUs granted during the three-month period ended May 31, 2016 was $1.63 per unit.

Stock-based compensation recognized under this plan amounted to $145,000 for the three-month period ended May 31, 2016 (2015 – nil).

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	warrants	price	warrants

Warrants outstanding at March 1, 2016 and 2015	$12.84	292,047	$13.76	395,931
Forfeited	11.81	(128,425)	–	–
Expired	11.93	(134,102)	–	–
Warrants outstanding and exercisable at May 31, 2016 and 2015	$21.50	29,520	$13.76	395,931

Share-based payments on shares of the subsidiary Acasti:

(d)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan, the maximum number of options to be issued is 10% of the number of Acasti Class A shares issued and outstanding at the time of any grant. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of Acasti’s total issued and outstanding shares, with a maximum of 2% for any one consultant.

On May 11, 2016, subject to shareholder approval at the next annual and special meeting of shareholders of Acasti, the Board of Directors of Acasti approved amendments to the Stock Option Plan (i) to change the existing Stock Option Plan from a “rolling” plan to a “fixed” plan, (ii) to approve an aggregate fixed number of Common Shares that may be issued upon the exercise of all options granted under the plan at 20% of the issued and outstanding Common Shares as at February 29, 2016, representing 2,142,407 Common Shares as at May 31, 2016, and (iii)  to authorize Acasti to grant such number of options under the Stock Option Plan that could result in a number of Common Shares issuable pursuant to options granted to (a) related persons exceeding 10% of Acasti’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve month period exceeding 5% of Acasti’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted.

15

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

11.	Share-based payment (continued):

(d)	Acasti stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at March 1, 2016 and 2015	$13.52	454,151	$15.33	429,625
Granted	1.72	835,400	–	–
Forfeited	13.25	(82,500)	12.27	(3,250)
Expired	22.26	(10,500)	21.00	(5,000)
Options outstanding at May 31, 2016 and 2015	$5.22	1,196,551	$15.29	421,375

Options exercisable at May 31, 2016 and 2015	$15.47	286,813	$15.80	367,439

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

Three-month
period ended
May 31,
2016

Exercise price	$1.72
Share price	$1.72
Dividend	–
Risk-free interest	0.70%
Estimated life	4.38 years
Expected volatility	124.66%

The weighted average fair value of the options granted to employees during the three-month period ended May 31, 2016 was $1.42 and no options were granted to non-employees.

Stock-based compensation recognized under this plan amounted to $64,340 for the three-month period ended May 31, 2016 (2015 - $59,367). The amount is included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

(e)	Acasti Restricted Share Unit (‘’RSUs’’):

Acasti has established an equity incentive plan for employees, directors and consultants of Acasti. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti.

There are no awards outstanding as at May 31, 2016 (2015 – 18,098) and no stock-based compensation was recognized for the three-month period ended May 31, 2016 (2015 - $26,953).

16

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

11.	Share-based payment (continued):

(f)	Acasti call-options:

From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	call-options	price	call-options

Call-options outstanding at March 1, 2016 and 2015	$12.65	292,850	$18.51	505,750
Exercised	–	–	2.50	(7,500)
Expired	2.79	(85,225)	–	–
Forfeited	30.00	(32,500)	30.00	(900)
Call-options outstanding at May 31, 2016 and 2015	$14.23	175,125	$18.73	497,350

Call-options exercisable at May 31, 2016 and 2015	$14.23	175,125	$18.38	482,350

No stock-based compensation was recognized under the call-option plan for the three-month periods ended May 31, 2016 and 2015.

12.	Income taxes:

Income tax recognized in income or loss:

	Three-month	Three-month
	period ended	period ended
	May 31,	May 31,
	2016	2015

Deferred tax expense - Origination and reversal of temporary differences	$291,679	$–

Income tax expense	$291,679	$–

The deferred income tax expense for the quarter ended May 31, 2016 results from the utilization of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016.

17

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

13.	Supplemental cash flow disclosure:

(a)	Changes in non-cash operating items:

	May 31,	May 31,
	2016	2015

Trade and other receivables	$2,239,011	$2,509,327
Tax credits receivable	(24,682)	344,413
Prepaid expenses	(261,835)	131,372
Inventories	1,329,137	(681,010)
Trade and other payables	(3,028,631)	167,902
Deferred revenues	49,962	138,960
Changes in non-cash operating items	$302,962	$2,610,964

(b)	Non-cash transactions:

	May 31,	May 31,
	2016	2015

Acquired property, plant and equipment included in trade and other payables	$25,089	$225,227
Intangible assets included in trade and other payables	–	50,470
Acquired property, plant and equipment by way of a capital lease	–	16,250

14.	Commitments and contingencies:

(a)	Commitments:

(i)	Under the terms of an agreement entered into with a corporation controlled by Mr. Henri Harland, a former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(ii)	In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce certain products. The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $6,553,009, of which an amount of $3,291,534 has been paid to date. As at May 31, 2016, an amount of $649,715 is included in ''Trade and other payables'' in relation to these projects. During the year ended February 29, 2016, Acasti entered into a contract to purchase research and development equipment for $2,363,107 to be used in the clinical and future commercial supply of his product. As at May 31, 2016, an amount of $361,522 has been paid and included in ''Trade and other payables'' in relation to this equipment.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:

(i)	A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from this officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

18

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

14.	Commitments and contingencies (continued):

(b)	Contingencies (continued):

(ii)	The Corporation initiated arbitration against a customer that owed US$3.7 million ($5 million). A provision for doubtful account has been already recognized for the full amount receivable. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no provision in excess of the doubtful account has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at May 31, 2016 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

15.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans and borrowings approximates the carrying amounts and was measured using level 3 inputs.

Other investment:

The Corporation measured its investment in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income (loss). This investment was measured using a level 1 input.

The fair value of the investment in BlueOcean was determined to be $0.02 per share as at May 31, 2016 ($0.035 as at February 29, 2016). The change in fair value amounted to a loss of $76,231 for the three-month period ended May 31, 2016 (a gain of $461,360 for the three-month period ended May 31, 2015) from which an amount of $73,050 (2015 - $461,360) is accounted for through other comprehensive income or loss and of $3,181 is accounted for in change in fair value of warrants assets and liabilities.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

19

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

15.	Determination of fair values (continued):

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	May 31, 2016	February 29, 2016

Exercise price (1)	US$1.50	US$1.50
Share price	US$1.50	US$1.50
Dividend	–	‒
Risk-free interest	0.95%	0.87%
Estimated life	2.51 years	2.76 years
Expected volatility	77.13%	76.34%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the Warrants issued was determined to be $0.07 per warrant as at May 31, 2016 ($0.09 per warrant as at February 29, 2016).

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a gain of $2,694 and of $62,925 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities as at May 31, 2016 and February 29, 2016 is presented in the following table:

	May 31,	February 29,
	2016	2016

Opening balance at March 1, 2016 and 2015	$151,343	$2,281,508
Change in fair value gain	(31,686)	(2,130,165)
Closing balance at May 31, 2016 and February 29, 2016	$119,657	$151,343

Share-based payment transactions:

The fair value of the share-based payment transactions is measured based on valuation models. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists, in which case the average of the vesting and contractual periods is used), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

16.	Operating segments:

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis.

The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.

•	Cardiovascular segment develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

20

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

16.	Operating segments (continued):

Information regarding the results of each reportable segment is included below. Performance is measured based on segment (loss) profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Information about reportable segments:

Three-month period ended May 31, 2016:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenue from external sales and royalties	$11,254,517	$2,888	$–	$11,257,405
Depreciation and amortization	(765,765)	(608,636)	580,707	(793,694)
Stock-based compensation	(417,502)	(64,340)	–	(481,842)
Finance income	787	59,187	(45,246)	14,728
Finance costs	(887,367)	(287,092)	45,246	(1,129,213)
Change in fair value of derivative financial instruments	(3,181)	32,739	(1,053)	28,505
Reportable segment loss before tax	(958,608)	(3,153,559)	579,654	(3,532,513)
Deferred income taxes	291,679	–	–	291,679
Reportable segment assets	121,227,093	25,745,687	(46,278,933)	100,693,847
Reportable segment liabilities	35,602,949	1,614,873	(49,219)	37,168,603

Three-month period ended May 31, 2015:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenue from external sales and royalties	$2,699,384	$5,154	$–	$2,704,538
Revenue from internal sales	342,080	–	(342,080)	–
Depreciation and amortization	(592,332)	(587,844)	580,707	(599,469)
Stock-based compensation	(341,644)	(75,633)	–	(417,277)
Finance income	12,171	21,346	–	33,517
Finance costs	(381,207)	(86,412)	–	(467,619)
Change in fair value of derivative financial instruments	–	1,708,401	(55,000)	1,653,401
Reportable segment loss before tax	(4,525,694)	(965,746)	525,707	(4,965,733)
Reportable segment assets	134,111,798	35,158,095	(76,014,134)	93,255,759
Reportable segment liabilities	29,877,854	2,819,889	(8,231,924)	24,465,819

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the cardiovascular segment, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the Corporation. All material corporate expenses are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the Corporation or receive financing from the nutraceutical segment.

21

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

Three-month periods ended May 31, 2016 and 2015

17.	Related parties:

Transactions with key management personnel:

For the three-month period ended May 31, 2015, a corporation controlled by the Chairman of the Board of Directors rendered consulting services, consisting of additional time serving as Chairman of the Board during an interim period of time, amounting to $10,000.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 4% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended May 31, 2016 and 2015:

	2016	2015

Short-term benefits	$623,739	$306,118
Severance	–	393,000
Share-based compensation costs	352,076	308,512
	$975,815	$1,007,630

18.	Change in classification:

During the current period, the Corporation modified the consolidated statements of earnings and comprehensive loss, reclassifying amortization expense of equipment as well as certain legal fees from “research and development expenses” to “selling, general and administrative expenses”, to reflect more appropriately the way in which economic benefits are derived from these expenses. Comparative amounts in the consolidated statements of earnings and comprehensive loss were reclassified for consistency, which resulted in $79,921 being reclassified from “research and development expenses” to “selling, general and administrative expenses”.

Since the amounts are reclassifications within the operating activities in the consolidated statement of earnings and comprehensive loss, this reclassification did not have any effect on the consolidated statements of financial position.

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